Filed by Yamana Gold Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Meridian Gold Inc.

Commission File Number: 333-146361

Date: October 18, 2007

2007 Exploration Overview Darcy Marud, Senior Vice President, Exploration

El Peñón La Pepa Mercedes Others Yamana Exploration Chile, North America, Mexico, Peru

Leveraging Successful Exploration • Americas focus • 2007 exploration budget of $30 million • 65 geologists and liberal drill use Rossi 40 % Meridian 60 % Barrick Gold El Peñ ó n 100 % Meridian Esquel 100 % Meridian Mercedes 100 % Meridian Minera Florida 100 % Meridian Jeronimo 56 . 7 % Meridian 43 . 3 % CODELCO Multiple Nevada Exploration Projects Millo 70 % Meridian 30 % S outhwestern Resources Huxter Lane ~ 0 - 7 0 % Meridian ~ 100 - 30 % Paragon Minerals Amaca 100 % Meridian Amancaya 100 % Meridian La Pepa 100 % Meridian La Silla 100 % Meridian La Espera 100 % Meridian - Production - Development - Exploration Bonsuccesso 100 % Meridian Meridian Meridian Meridian

Exploration Team Sr. VP Exploration Darcy Marud Director Exploration South America Nibaldo Rojas Senior Geologist Mexico Mark Hawksworth Senior Geologist Resources & Reserves Greg Walker Senior Geologist Opportunities Robert Wheatley Exploration Manager Peru Rolando Ligardo Exploration Manager Brazil Franyo Zapatta Exploration Manager Chile-Argentina Nibaldo Rojas Senior Geologist Mercedes Project Alejandro Ramos Exploration Manager Minera Florida Marcelo Araya Exploration Manager El Penon Chrisian Cubelli Exploration Manager Nevada John Pierson Project Geologist Advanced Projects Miguel Perez Project Geologists Project Geologists Project Geologists In total, there are 65 professional geologists working on exploration; 41 are in Chile. VP Exploration Evandro Cintra

2007 Exploration Budget Summary $31.4 TOTAL $3.1 Admin $5.7 Recon work $8.6 Other Projects $6.5 Mercedes $7.5 El Penon (Other projects include Jeronimo, Millo, La Pepa, Amancaya and Esquel.) For 2008, the exploration budget is expected to increase.

1996 2.4 million GEO (1) The Evolution of El Peñón Core Area of 40 sq km 2001 4.5 million GEO (1) 2006 8.5 million GEO (1) (2) El Peñón continues to grow. New high grade nucleus discovered in NE of core area. 2007 should be largest reserves and resource on record.

El Peñón Discoveries - Bonanza New discovery made in Q3 2007. Currently 800 meters of strike length and open in all directions.

El Peñón Discoveries – Al Este Traced along 3 kilometers of strike length and open in all directions. Resource to reserve conversion ongoing. High grades that can be easily accessed via Martillo Flats

Bonanza Vein 2007 discovery assays Al Este Norte 2007 assay results Nucleus of High Grade Mineralization Hole From To Hz. Width Au Ag Aueq (m) (m) (m) (g/t) (g/t) (g/t) SAE0018 373 374 0.52 36.60 112.0 38.64 SAE0019 347 349 1.13 5.80 204.1 9.51 SBE0009 398 405 3.62 15.02 116.8 17.14 SBE0010 376 383 2.95 210.81 411.1 218.28 SBE0012 449 450 0.39 5.70 253.0 10.30 SBE0013 357 361 1.94 39.41 230.2 43.60 SBE0014 396 402 2.64 16.40 265.2 21.22 SBE0015 373 375 0.91 3.48 67.7 4.71 SBE0017 421 446 10.11 21.19 127.4 23.51 Hole From (m) To (m) Hz. Width (m) Au (g/t) Ag (g/t) SPA-0105 355 357 0.92 18.45 755.5 SPA-0119 407 408 0.35 2.43 131.0 SPA-0126 396 397 0.5 34.10 1522.0 SAE-0002 412 413 0.52 9.00 367.0

Historical Resources at El Peñón Gold Resources (M ozs) Silver Resources (M ozs) Gold and silver resources have more than tripled in the past 10 years with the highest growth occurring over the past 4 years. 0 50 100 150 200 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 Est Ag Ounces (M) AU Ozs (M) 8.0 7.0 6.0 5.0 4.0 3.0 2.0 1.0 0.0 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 Est

Additional Potential for Discovery AL ESTE SUR PROYECTO FORTUNA ANGOSTA NORTE Bloque Peñon Bloque Norte DISTRICT EXPLORATION

Paleocene Regional - Amancaya



400.000
500.000
600.000
Chuquicamata
Spence
Faride
El Tesoro
Caracoles
Copucha
Lomas Bayas
ANTOFAGASTA
San Cristobal
OCEANO PACIFICO
BOLIVIA
CHILE
7.500.000
7.400.000
7.300.000
7.200.000
Zaldivar
La Escondida
Peñon
El Soldado
Cachinal de la Sierra
Guanaco
PAPOSO
Inesperada
Amancaya
TALTAL
ARGENTINA
Vaquillas
Sierra Juncal
Sierra Overa
II REGION
III REGION
N
Distrito de Cu
Distrito de Au
Distrito de Ag
Rocas volcanicas
Rocas intrusivas
Franja del Paleoceno-Eoceno
0 50 100
Escala (Km)
FRANJA METALOGENETICA DEL PALEOCENO-EOCENO

- 100% Meridian
- Located 120 kilometers south of El Peñón
- Grassroots discovery made in 2004
- Same style and age of mineralization as El Peñón.

YAMANA VISION

Delivering value to shareholders

12

Paleocene Regional - Amancaya Six main vein trends with >10 kilometers of strike length 202 drill holes completed to date Infill drilling of current Veta Central resource to be commenced Q2 -2008

La Pepa 100% Meridian Located in prolific Maricunga belt Easily accessed from Copiapo, III Region 4,100 meter elevation Past production Proyecto La Pepa

La Pepa Miocene aged gold enriched porphyry. Minor oxidation, predominantly sulfide.

La Pepa 37,000 meters of drilling completed. Multi-million ounce gold potential identified. Infill drilling to commence in Q4 2007. Average grade of modeled solid is 0.80 g/t Au.

248 km south of Tucson, Arizona 254 km north of Hermosillo, Sonora Paved roads to within 10 km of Mercedes Mine Strong mining culture in area (50 km south of Cananea Copper Mine) Mercedes Project - Location

Mercedes Project - Land Position Approximately 70,000 hectares; 100% controlled by Yamana Key vein areas on private ranch (covered by lease to purchase agreement).

 Three major vein sub-districts identified within andesite basins. All contain multiple epithermal vein targets with drill and/or surface Au-Ag mineralization. A total of 13km cumulative strike length of veins identified in property area. Mercedes Project - Target Overview

Mercedes Vein

Mercedes Vein: Key Intercepts
(2.0 g/t AuEq cutoff)

Hole	Vein	Cutoff	From	To	Interval	True Width	Au	Ag	AuEq	G x T
		(g/t AuEq)	(m)	(m)	(m)	(m)	g/t	g/t	gm (150:1)	AuEq
M001	C.de Oro	2.00	172.20	186.74	14.54	7.00	5.34	114.2	6.10	43
M007	Casa Blanca	2.00	168.45	170.73	2.28	1.50	42.58	506.1	45.95	69
M05-030	C.de Oro	2.00	90.00	96.00	6.00	4.57	11.60	97.1	12.25	56
M05-031	C.de Oro	2.00	186.00	207.00	21.00	9.00	28.44	245.0	30.07	271
M05-035	C. de Oro	2.00	188.05	228.70	40.65	17.25	4.94	103.0	5.63	97
M06-044	C.de Oro	2.00	211.50	229.35	17.85	10.50	59.00	778.9	64.19	674
M06-053	C.de Oro	2.00	273.85	307.25	33.40	14.31	6.14	105.8	6.85	98
M07-080	C.de Oro	2.00	212.84	222.40	9.56	5.20	26.74	214.0	28.17	146
M07-081	C.de Oro	2.00	333.76	342.90	9.14	4.52	10.67	129.2	11.53	52
M07-089	C. de Oro	2.00	192.40	212.75	20.35	8.00	12.27	116.0	13.04	104
M07-091	C. de Oro	2.00	244.50	260.60	16.10	6.50	34.09	181.0	35.30	229
M07-092	C.de Oro	2.00	250.36	256.25	5.89	4.00	25.11	397.3	27.76	111
M07-107	Centinela	2.00	253.54	255.84	2.30	2.10	157.29	574.0	161.12	338
M07-122	C.de Oro	2.00	406.10	422.38	16.28	8.95	5.14	31.3	5.35	48
M07-125	C. de Oro	2.00	301.44	309.37	7.93	3.90	15.31	98.1	15.96	62
M07-126	Centinela	2.00	301.54	303.89	2.35	2.06	48.53	212.7	49.95	103
M07-130	C. de Oro	2.00	447.33	473.70	26.37	10.20	5.52	8.0	5.57	57

YAMANA VISION Delivering value to shareholders 21

Mercedes Vein Grade x Thickness Long Section

Klondike Vein

Klondike Vein: Key Intercepts

(0.5 g/t AuEq cutoff)

Hole	Cutoff (g/t AuEq)	From (m)	To (m)	Interval (m)	True Width (m)	Au g/t	Ag g/t	AuEq gm (150:1)	G x T AuEq
K003	0.5	118.90	152.44	33.54	25.40	3.88	21.0	4.02	102
K007rc-b	0.5	152.44	203.51	51.07	33.48	0.79	44.0	1.08	36
K06-015	0.5	84.33	127.00	42.67	39.00	2.58	20.0	2.71	106
K06-016	0.5	37.59	72.14	34.55	32.00	1.34	22.0	1.49	48
K07-020	0.5	71.95	90.96	19.01	17.00	3.00	16.0	3.11	53
K07-022	0.5	108.92	133.64	24.72	15.00	1.91	18.0	2.03	30
K07-024	0.5	87.78	94.95	7.17	6.70	24.01	26.0	24.18	162
K07-027	0.5	118.87	145.90	27.03	24.33	2.60	17.0	2.71	66
K07-028	0.5	192.02	222.50	30.48	26.00	1.31	15.0	1.41	37
K07-033	0.5	129.56	147.80	18.24	12.50	1.24	18.0	1.36	17
K07-034	0.5	128.02	164.16	36.14	24.00	1.20	23.7	1.36	33
K07-035	0.5	228.60	237.20	8.60	6.02	14.99	38.8	15.25	92
K07-043	0.5	145.10	215.86	70.76	55.07	3.88	31.5	4.09	225
K07-044	0.5	225.55	239.65	14.10	11.00	3.08	59.5	3.48	38
K07-051	0.5	86.87	98.04	11.17	9.83	2.44	32.0	2.65	26

YAMANA VISION Delivering value to shareholders 24

Klondike Grade x Thickness Long Section

Rey de Oro Vein

70/30 JV with Southwestern Gold High grade potential identified on Pintapata veins Drilling currently underway. Millo

Millo 30° 72° 13° 42° ? ? ? ? 81° 61° 60° 76° 81° 80° 75° 76° 68° ? ? ? 65° 72° 23° ? 75° 75° 58¦ 65° 55° 60° 85¦ 44° 55° 45° 70° 14° 5° 12° 84° 72° 85° 75° 18° 85° 40° 40° 57° 48° 5° 40° 24° 70° 10° 24° 50° 71° 85° 85° 75° 30° 86° 80° 57° 30° 84° 10° 15° 39° 10° 71° 60° 45° 30° 20° 60° 52° 52° 24° 10° 41° Q XI XIa IX X VETA ESPAÑOLA VETA PERUANITA Xa XVIII VETAS COLONIAL VETA SILVERIA IXa 770000 mE 770200 mE 770200 mE 8387200 mN 8387400 mN 8387600 mN 8387600 mN 770000 mE 769800 mE 769800 mE 8387200 mN 8387400 mN 32.6m@1.4g/tAu-78g/tAg-3.0g/tAu.Eq. 1.2m@10g/tAu-967g/tAg-29.3g/tAuEg. 8.9m@0.6g/tAu-119g/tAg-3.0g/tAu.Eq. 13.8m@1.1g/tAu-120g/tAg-3.5g/tAu.Eq. 8.5m@111g/tAu-305g/tAg-117g/tAu.Eq. 0 50 100 meters Sondajes Proyectados Sondajes Realizados Carretera Vetas PTT004 PTT002 PTT007 PTT001 PTT003 PTT 005 PTT 013 PTT 018 PTT 017 PTT 014 PTT 015 PTT 016

Alhue - Location

Minera Florida Significant Growth Prospects In a very short time period since purchasing Minera Florida, Meridian’s exploration activities have resulted in the discovery of new veins and expansion of the resource base Exploration on this property is still very early stage; many targets and prospective areas remain to be explored Area of Prospectivity Area of Prospectivity 2005

MINAS DE PLATA 1.200.000 5.0 80 1.80 MAQUIS NORTE AGUA FRIA CENTENARIO 1.390.000 6.1 35 1.34 LAS ANIMAS 1.100.000 5.7 21 1.19 SIMON BOLIVAR 1.000.000 5.3 10 1.14 LOS PATOS MAQUIS SUR Mt Au(g/t) Ag(g/t) Zn(%) Potential Alhue 300.000 4.5 100 0.80 300.000 5.5 50 1.00 980.000 6.1 33 1.47 400.000 4.3 100 1.50 RESGUARDO 1.000.000 5.3 30 1.20

Consolidation of Alhue/Membrillo/Chancon Districts Meridian has consolidated the Membrillo, Chancon and Alhue districts Doubles Meridian’s land holdings in the area of Minera Florida Combined, the districts have produced more than 2 million ounces of gold and currently there are at least three active mines in the area